

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2013

Via E-mail
Alberto Burckhart
Chief Executive Officer
SMSA Crane Acquisition Corp.
1172 South Dixie Hwy., Suite 335
Coral Gables, FL 33146

> **Re: SMSA Crane Acquisition Corp.**
> **Form 8-K**
> **Filed September 20, 2013**
> **File No. 000-53800**

Dear Mr. Burckhart:

We note that you have not treated the transaction disclosed in the above-referenced Form 8-K as resulting in a change in shell company status, as you have not provided the Form 10 information required by Item 5.01(a)(8) of Form 8-K or provided disclosure under Item 5.06 of Form 8-K. Based on your Form 10-Q for fiscal quarter ended June 30, 2013, it appears that you were a shell company, as defined in Exchange Act Rule 12b-2, prior to the transaction. However, it is unclear whether you remain a shell company after the transaction. Please provide us with your analysis for why you did not treat the transaction disclosed in the above-referenced Form 8-K as resulting in a change in shell company status.

Please contact Scott Anderegg at (202) 551-3342 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director